Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

30 July 2003


03029145

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SUPPL

Dear Sir/Madam,

82-34648

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange recently for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 8/11

SAM'S



SEAFOOD
Sam's Seafood Holdings Limited
ABN 45 098 448 269

POSTAL ADDRESS:
C/-Douglas Heck & Burrell Registries
GPO BOX 35, Brisbane QLD 4001
Telephone: (07) 3228 4219
Facsimile: (07) 3221 3149
Email: registries@dhb.com.au
Web: shares.dhb.com.au

30 July 2003

Dear Shareholder,

There has been so much occurring of late within your company that I thought it timely that I drop you a line and give you a summarised update.

Sam's overall sales and profits continue to grow in line with our previously disclosed expectations. We have reported that we are 'on track' to achieve our budgeted sales and profit for the year to June 2003 of $55m and $3m respectively. These are up 70% and 60% compared to the previous year.

Converting Preference Share Issue

We successfully raised $8.8m in June from the issue of Converting Preference Shares. The management team remains inspired that a number of our ordinary shareholders participated in the Converting Preference Share offer.

I would like to also take this opportunity to welcome those new shareholders to our Family, and on behalf of our Board of Directors, thank you for your confidence in our plans for growth and vision for the future.

Global Seafood Australia Limited

As most of our shareholders would be aware, we are in the process of making a takeover bid for Global. After much deliberation, your Board decided that a bid of 12.5 cents per share would represent a fair price. Global appears to have tightened their cash flow over the last year after sustaining a significant loss for the 2002 year and projecting another one for the 2003 year. Their problems have been many and varied, including a deal for cooked prawns from Thailand / China which soon soured, the tremendous effect of SARS due to a high dependency on Asia for their markets etc.

Your Board believes that Global will continue to falter without a successful 'sell out'. They have made several recent disappointing announcements to their shareholders and as late as 27 June 2003 announced that instead of being "back in the black" for the period to 30 June, the company would experience a loss in the range of $1.4m. We, naturally, have many plans on how we intend to handle the takeover of Global (if it is ultimately successful), but if it does not come off then we will still have many other market opportunities.

Based on Global's public statements your Board is satisfied that 12.5 c per share is close to the correct value. In light of Global suggesting last week that our offer was 'grossly inadequate', we have asked Global if we may carry out initial due diligence on their business to be certain that our projections are in fact justified. This request, by Sam's Seafood, has been rejected by Global.

We will keep you, our shareholders, informed as best we can throughout the course of the proposed takeover, but there will be little further to report until we make our formalised offer to the shareholders of Global towards the end of August.

Domestic Issues

Sales continue to be buoyant throughout our diversified markets both in Australia and overseas.

As reported in The Courier Mail recently, a new "management rights" arrangement was put in place at the Sam's on Suttons Restaurant and Convention Centre on the Redcliffe Peninsula as at 1 July 2003.

Likewise we are close to finalising a similar deal for our Sunshine Coast operations at Noosa. In accomplishing these steps, our management team will be able to concentrate on taking the Company forward at a much faster rate and allow the new management to focus on local operational issues. We will continue to rationalise and expand our business, acting in the best interests of our shareholders and the Company in general. Very little will change in our direction and strategic objectives.

We have completed the purchase of a property adjoining our new cold store/ process floor and warehouse at Eagle Farm. The cost for this project was $2.8m. This will allow our sales and administration teams to be conveniently located alongside our 'seafood factory'.

Subject to due diligence currently being carried out, we will acquire the Seaborn Seafoods business at the end of October 2003 for a price of $1.05m. Seaborn is a distributor based in Brisbane with sales extending throughout Qld amounting to $16m per annum. The acquisition will extend our sales depth and further enhance our product offerings to delivering on our commitment of continued service to our customers.

Export

The opportunities for Sam's on the international market truly appear to be substantial. The UK operations have experienced much success with extensive sales within the UK and France exceeding all of our initial expectations.

Our CEO, Nick Noutsatos, is this week in US to firm up the opening of a sales office in New York. This will give us a great impetus and will be the spearhead for our planned distribution throughout North America. As announced to the Australian Stock Exchange in recent months, we are also planning to list on the NASDAQ exchange later this year. Aside from utilising our US presence for Seafood sales, we also envisage making use of the many offers from US for assistance with further capital raising.

We, at the Board, are very optimistic about the future of Sam's Seafood. With our very supportive and competent "team" of management, we are confident that Sam's Seafood will, in the fullest of time become one of the leading seafood players, not just in the domestic market here in Australia, but throughout the world.

On behalf of the Board and management of Sam's Seafood, I warmly thank you for your continuing encouragement and support. We remain committed to exceeding your expectations in the future. I trust you will continue to watch in anticipation as we build and secure a long term future for your Company.

Yours sincerely,



Grahame Denovan
Chairman of Board
Sam's Seafood Holdings Limited